Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements for the three and six month periods ended June 30, 2025 and 2024 (the “interim financial statements”) included as Exhibit 99.1 to the Report on Form 6-K in which this discussion is included. We also recommend that you read “Item 4. Information on the Company” and our audited consolidated financial statements for fiscal year 2024, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Webull” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Webull Corporation and its subsidiaries.

We prepare and report our unaudited condensed consolidated interim financial statements and audited consolidated financial statements in accordance with generally accepted accounting principles in the United States. We maintain our books and records in US Dollar. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in US Dollar.

 Overview

Webull is a digital investment platform built upon a next-generation global infrastructure. We provide our customers with extensive products, features and functions that go beyond what is offered by most retail investment platforms in the markets today. The Webull platform is specifically designed and developed for our target demographic of young and digitally-savvy retail investors. We believe we are the platform of choice for this new generation of retail investors, whose demands for diverse investment products, mobile-first interface, around-the-clock availability, instant and in-depth market data, and social features may be prohibitively expensive for traditional investment platforms. We pride ourselves in the professional grade trading and investment features we offer. Though we may not be the place where our customers first learn about investing, we aim to be the platform they graduate into as they become more informed about investing. Our customers are primarily millennials and Gen Zs, and approximately 74% report having prior investing experience before opening an account with us as of June 30, 2025. Our young customers provide us with opportunities to grow with and continue to serve them over the next several decades as their trusted lifelong investment partner.

Driven by our strong belief that every retail investor should have access to the resources needed to become a more educated and empowered investor — what we refer to as the informed investor — our platform enables anyone to create a free account on Webull and gain access to the information and analytical tools that other brokerages typically lock behind a paywall, through which we help investors become more informed. The days when real-time stock price data were privileged information hidden behind a paywall are gone, and we believe more sophisticated market information should be made affordable and accessible to ordinary investors. We believe that no investment decision should be made without access to relevant public information, and no investor should have to question the stability of the underlying platform. As a result, many experienced investors choose us for the advanced trading tools and functions we offer, while novice investors look to us as a trusted resource for gaining the education and insight needed to become informed investors.

We serve our customers through a global platform built around self-directed trading and provide our users access to market data from 43 exchanges worldwide as of June 30, 2025. Our freely available information and analytics, coupled with our open digital community features, foster a virtual trading floor experience similar to Wall Street and Canary Wharf where investment theses are freely exchanged and debated with the most popular ideas rising to the surface. Armed with these tools and the Webull Community, experienced and novice investors alike can learn and develop the confidence and ability to grow their personal wealth. While our core product offering is designed for the self-directed retail investor, we also offer a number of wealth management services catered to those customers who prefer a more passive investment solution. We strive to make Webull the platform of choice for everyone who takes investing seriously.

We generate revenues primarily via transaction-based trading activities and interest related income primarily in connection with margin financing services provided to our customers and customer cash balances.

The following tables set forth our key operating and financial metrics as of and for the periods indicated. We regularly review these key metrics to evaluate our business and financial performance as well as make strategic decisions.

For the Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2023	2023	2023	2023	2024	2024	2024	2024	2025	2025
Registered users(1) (in millions)	17.3	18.3	19	19.8	20.6	21.1	22.1	23.3	24.1	24.9
Funded accounts(2) (in millions)	3.9	4.1	4.1	4.3	4.3	4.4	4.5	4.7	4.7	4.7
Quarterly retention rate(3)	98%	97.5%	97.4%	98.2%	97.3%	97.9%	98.4%	98.3%	97.5%	97.1%
Customer assets(4) (US$ in billions)	6.9	7.5	7.2	8.2	8.7	9.7	11.5	13.6	12.6	15.9
DARTs(5) (in thousands)	705	639	603	560	640	646	707	778	924	1,008
Equity notional volume(6) (US$ in billions)	96	90	93	92	111	102	119	128	128	161
Options contracts(7)(in millions)	104	105	113	108	112	118	119	112	121	127

Our platform is a self-directed investment platform. We do not have control over the investment decisions and trading behaviors of our customers. Our results are highly sensitive to our customers’ trading behaviors and market fluctuations. These are significant, inherent limitations of the above metrics which make predicting future results with precision difficult.

Notes:

(1)	Registered users refer to those users who have registered on our platform but not necessarily have opened a brokerage account with one of our licensed broker-dealers. Growth in our registered users provides insight as to the popularity of the Webull App. While we do not generate revenue from registered users who do not have brokerage accounts with us, registering an account on the Webull App is the first step toward opening and funding a brokerage account with us.

(2)	Funded accounts refer to Webull brokerage accounts into which the customer has made an initial deposit or money transfer, of any amount, whose account balance (which is measured as the fair value of assets in the customer’s account less the amount due from the customer) has not dropped to or below zero for 45 consecutive calendar days as of the record date. Funded accounts reflect unique customers, and multiple funded accounts by a single customer are counted as one funded account. Growth in our funded accounts provides insight as to the effectiveness of our marketing efforts and our ability to acquire monetizable customers. Funded accounts are positively correlated with, but are not determinative, of customer assets, trading volumes, and revenue.

(3)	Quarterly retention rate is calculated by subtracting the “quarterly churn rate” from 100%. The “quarterly churn rate” means the ratio of (i) churned accounts during the current quarter to (ii) the sum of total funded accounts at the end of the preceding quarter and new funded accounts acquired during the current quarter. A “churned account” means a funded account whose account balance (measured as the fair value of assets in the customer’s account less the amount due from the customer) drops to or below zero for 45 or more consecutive calendar days as of the record date. The quarterly retention rate provides us insight as to how effective we are at servicing our platform users in terms of quality customer support and product offerings.

(4)	Customer assets refer to the sum of the fair value of all equities, ETFs, options, warrants, futures, and cash held by customers in their Webull brokerage accounts, net of customer margin balances, as of the record date. While customer assets are significantly impacted by mark-to-market valuations of customers’ investments, we consider customer assets an important metric as growth in customer assets generally leads to an increase in trading volumes and revenue.

(5)	DARTs refer to daily average revenue trades, which is the number of customer trades executed during a given period divided by the number of trading days in that period. DARTs provide us information on how active our customers trade. A limitation of this metric is that it does not capture the size of the trade and revenue per trade varies significantly depending on size and type of trades.

(6)	Equity notional volume refers to the aggregate dollar value (purchase price or sale price as applicable) of trades executed over a specified period of time. Equity notional volume directly drives our equities trading revenue, as we earn payment for order flow or commissions for customers’ equities trades based on a percentage of notional value. However, equity notional volume is highly sensitive to market conditions in the short-term which makes predicting our equity trading revenue with precision difficult.

(7)	Options contracts refer to the total number of options contracts bought or sold over a specified period of time. Options contracts traded directly drive our options trading revenue, as we earn payment for order flow or commissions for customers’ options trades on a per contract basis. However, options contracts traded is highly sensitive to market conditions in the short-term which makes predicting our options trading revenue with precision difficult.

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2025	2024	2025	2024
	$	$	$	$
	(in thousands)
Key Financial Metrics
Total revenues	131,493	89,896	248,862	178,832
Net loss attributable to the Company	(28,274)	(11,576)	(15,188)	(24,006)
Adjusted operating profit (loss) (non-GAAP)(1)	23,244	(392)	51,900	1,935
Adjusted net income (loss) (non-GAAP)(2)	15,412	(1,511)	(36,671)	(1,357)

Note:

(1)	Adjusted operating income, a non-GAAP financial measure, income loss before income taxes, excluding share-based compensation expenses, one-time transactions, and other expense (income), net.

(2)	Adjusted net income, a non-GAAP financial measure, represents net income attributable to the Company, excluding share-based compensation expenses, foreign currency transaction gains and losses, and one-time transactions

Key Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors driving the capital markets, digital trading and investment, and other industries in our markets, including demographic and macro-economic growth, technology adoption trends, and the digital transformation of financial service industries. In addition, we believe our results of operations and financial performance are directly affected by certain factors specific to us, including the following:

Growth of our customer base

We have achieved rapid growth in customers since the launch of our trading app in the United States in May 2018. Sustaining our growth requires continued adoption of our platform by new customers and retention of existing customers. Our ability to continue to achieve customer growth is supported by our mobile-first interface and competitive pricing, depth of products, in-depth data and analytics tools, connected social community, and multi-platform interoperability. Additionally, we leverage our customers to organically recommend our platform to their family and friends and drive our growth. The expansion of our customer base depends on the recognition and acceptance of our product and service offerings as well as our value propositions to them. Our ability to educate and demonstrate to existing and prospective customers the value and the effectiveness of our product and service offering is and will continue to be crucial for our business growth, financial performance, and prospects. Leveraging our solid foundation and proven track record, we believe we are well placed to capitalize on overall market growth and attract new retail investors globally.

Our ability to engage and monetize our customers

We have a highly engaged customer base, which contributed to significant increases in trading volume on our platform. As we enrich our product and service offerings, we believe there is significant opportunity to further engage our customers and increase their usage of our platform. Since the launch of our Webull App in the United States in 2018, we have added a wide selection of features, products and services in response to customer demands including ETFs, options, fractional shares, prediction markets, and futures trading as well as cash sweep, margin financing, stock lending, retirement accounts, and syndicate services. During the second and third quarter of 2025, we began reintroducing cryptocurrency trading within the Webull App for users in Brazil and United States, respectively. We have also created a robust community of investors by embedding social media tools and user-generated content into our platform. Our Webull Community complements the investing tools, education, market data, and insight we provide and in turn drives customer engagement and retention. Furthermore, we have been constantly improving our existing features, products and services in response to customer feedback and keep our customers engaged. For example, we rolled out “Webull Lite” in April 2024, an easier-to-use version of the Webull App designed to better serve customers who are new to investing and preferred a more simplified experience.

While not all forms of customer engagement with our platform directly contribute to revenues or otherwise impact our results of operations, as more users join our platform and engage with new and existing features, products, and services, we expect to generate more revenue over time. We believe the increasing customer engagement on our platform demonstrates the growing lifetime value of our young customer base, providing us with opportunities to grow with them over the next several decades.

Our ability to expand globally

We see significant market opportunities globally in the digital brokerage industry. Our proven track record of successful execution in the United States provides us with a strong brand and a tested strategy for expansion to other markets. Our centrally-developed platform is designed to be seamlessly deployed across different markets, and we believe our highly scalable technology infrastructure will allow us to continue to penetrate new markets with moderate investment and marginal cost. Additionally, our strong localization capabilities enable us to better understand local market characteristics as well as the varying needs of local customers, which give us a significant competitive advantage as we continue to expand across the globe. In addition to the U.S. market, we have launched our licensed brokerage business in Canada, Hong Kong, Singapore, Indonesia, Thailand, Malaysia, Australia, Japan, the United Kingdom, and South Africa. We believe a global footprint will enable us to capture the significant potential of underserved markets, creating opportunities for our sustainable growth and business prospects.

Optimization of our operating expenses

Our results of operations depend in part on our ability to manage our operating expenses, especially our marketing and branding expenses. We have invested significantly in marketing and branding to attract customers and sustain our growth. We utilize various marketing tools to attract new customers, such as Webull Referral Program and paid advertising. For the three and six months ended June 30, 2025, our marketing and branding expenses amounted to $30.3 million and $53.2 million, respectively. For the three and six months ended June 30, 2024, our marketing and branding expenses amounted to $33.2 million and $67.2 million, respectively. Our ability to lower such expenses as a percentage of our total revenues depends on our ability to improve customer acquisition efficiency.

In addition, we have made, and will continue to make, significant investments in our technology infrastructure which is critical for us to offer high-quality products and services as well as to attract and retain customers. Our proprietary technology infrastructure is the backbone of our highly stable and scalable trading platform, enabling us to facilitate secure, fast and cost-efficient financial transactions. Our ability to leverage our investment in technology infrastructure and talent to develop and enhance our products and services in a cost-effective manner affects our results of operations.

As our business further grows in scale, we expect our operating expenses to increase in absolute amounts in the foreseeable future. Nevertheless, with our continuous growth in scale and further optimization of our operational capabilities, we believe our continued commitment to operational efficiency and investment in technology will fuel our growth, and reinforce economies of scale to optimize our operating margin.

Macro-environment and conditions

Investment behavior of our customers is affected by the overall macro-environment, including economic, regulatory and market events and conditions, all of which are beyond our control. In particular, tariffs, inflation, tax rates, fluctuations in interest rates and any other unfavorable changes in market conditions can have a material impact on investor sentiment and trading volume, resulting in fluctuation in our trading revenues and interest related revenues.

Key Components of Results of Operations

Revenues

We generate revenues primarily from our equity and option order flow rebates and interest related income. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Three Months Ended June, 30				For the Six Months Ended June, 30
	2025		2024		2025		2024
	$	%	$	%	$	%	$	%
	(in thousands)
Revenues:
Equity and option order flow rebates	68,689	52.2%	43,317	48.2%	132,800	53.4%	87,229	48.8%
Interest related income	36,287	27.6%	31,899	35.5%	67,427	27.1%	64,396	36.0%
Handling charge income(1)	20,106	15.3%	10,365	11.5%	37,653	15.1%	20,070	11.2%
Other revenues(2)	6,411	4.9%	4,315	4.8%	10,982	4.4%	7,137	4.0%
Total revenues	131,493	100.0%	89,896	100.0%	248,862	100.0%	178,832	100.0%

Note:

(1)	Promotional expenses paid to certain of our customers are required to be recorded as a reduction of revenue, rather than as a marketing and branding expense. For the three months ended June 30, 2025 and 2024, we recorded $4.7 million and $0.73 million, respectively in promotional expenses as a reduction to handling change income. For the six months ended June 30, 2025 and 2024, we recorded, $7.5 million and $1.8 million, respectively, in promotional expenses as a reduction to handling charge income.

(2)	For the three and six months ended June 30, 2025, we recorded $0.4 million in promotional expenses as a reduction in other revenues. We had no such reduction in other revenues during the three and six months ended June 30, 2024.

The following table sets forth a breakdown of our revenues generated from trading activities for each of the key types of assets traded on our platform for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2025	2024	2025	2024
	$	$	$	$
	(in thousands)
Revenues generated from trading activities for:
Equities	19,623	13,060	38,460	27,084
Options(1)	56,170	36,714	109,819	73,969
Total	75,793	49,774	148,280	101,053

Note:

(1)	The revenues generated from trading activities for options also included option handling income, which amounted to $7.1 million and $6.5 million for the three months ended June 30, 2025 and 2024, respectively. For the six months ended June 30, 2025 and 2024, option handling income amounted to $15.5 million and $13.8 million, respectively.

The following table sets forth a breakdown of our revenues generated from external customers, excluding interest income arising from our corporate bank deposits, by geographic region for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2025	2024	2025	2024
	$	$	$	$
	(in thousands)
Revenues(1)
USA	121,805	81,354	229,676	162,775
Singapore	2,771	2,618	5,298	4,215
Hong Kong	1,459	1,667	3,299	3,579
Canada	1,410	108	3,029	141
Others	1,953	624	3,249	1,073
Total	129,398	86,371	244,551	171,783

Our revenues from external customers amounted to $129.4 million and $244.6 million for the three and six months ended June 30, 2025, respectively, as compared to $86.4 million and $171.8 million for the three and six months ended June 30, 2024. The increase in our revenue from external customers between the comparative periods is predominantly due to revenue growth of our US broker dealer, specifically in equity and option order flow rebates and platform and trading fees.

Note:

(1)	The revenues from external customers did not include interest income arising from our corporate bank deposits, which amounted to $2.1 million and $4.3 for the three and six months ended June 30, 2025, respective, and $3.5 and $7.0 for the three and six months ended June 30, 2024, respectively.

Equity and option order flow rebates

We generate a portion of our revenues from equity and option order flow rebates that we receive from our market makers and liquidity providers for directing our customers’ trade orders to them for execution. In the case of equities and ETFs, the payments we receive are generally based on a percentage of the notional volume of securities being traded. In the case of options, we receive payments on a per contract basis. Our equity and option order flow revenues are recognized on a trade-date basis when we satisfy our performance obligation by routing a trade order to a market maker or a liquidity provider.

The following table sets forth a breakdown of our equity and option order flow rebates by asset type for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2025	2024	2025	2024
	$	$	$	$
	(in thousands)
Equity and option order flow rebates
Option order flow rebates	49,065	30,257	94,340	60,145
Equity order flow rebates	19,623	13,060	38,460	27,084
Total	68,688	43,317	132,800	87,229

Interest related income

Interest related income primarily consists of revenues generated from (i) stock lending services, (ii) margin financing services, (iii) interest income from customers’ bank deposits, and (iv) interest income from our own corporate bank deposits.

Interest related income from stock lending is generated from our clearing partner’s fully paid stock lending program, through which our clearing partner provides us with a portion of the fees it generates from the program, and revenue is recognized over the period that the lending activities are outstanding. Interest related income from margin financing is related to the margin loans provided by our clearing partner to our platform users’ fully disclosed accounts as well the margin loans we provide to our platform users’ who have an omnibus account with us, and revenue is recognized over the period during which the margin loans are outstanding.

In the past we received a majority of our interest related income from our clearing partner. However, due to our initiative to migrate our platform users from a fully disclosed basis to an omnibus basis with our clearing partner, the interest related income we received from our clearing partner for the three and six months ended June 30, 2025 no longer represents a majority of our interest related income.

Additionally, a portion of our interest income is generated from customers’ bank deposits and our own bank deposits, and is recorded on an accrual basis using the effective interest method.

The following table sets forth the components of our interest related income for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2025	2024	2025	2024
	$	$	$	$
	(in thousands)
Interest related income
Interest related income from stock lending	7,638	7,793	13,043	13,476
Interest related income from margin financing	8,618	7,022	17,520	14,410
Interest income from customer bank deposits	17,936	13,559	32,553	29,462
Interest income from corporate bank deposits	2,095	3,525	4,311	7,048
Total	36,287	31,899	67,427	64,396

The following table summarizes interest-earning assets, the revenue generated by these assets, and their respective yields for the three months ended June 30, 2025 and 2024.

	(in thousands)
	Corporate Bank Deposits	Client Bank Deposits(1)	Margin(2)	Fully Paid Securities Lending(3)	Total Interest Income
Three Months Ended June 30, 2025
Interest income	$2,095	$17,936	$8,618	$7,638	$36,287
Average balance(4)	$345,772	$3,167,510	$448,617	$5,366,516
Period Yield(5)	2.42%	2.27%	7.68%	0.57%

Three Months Ended June 30, 2024
Interest income	$3,525	$13,559	$7,022	$7,793	$31,899
Average balance(4)	$369,030	2,075,319	$347,491	$2,149,354
Period Yield(5)	3.82%	2.61%	8.08%	1.45%

The following table summarizes interest-earning assets, the revenue generated by these assets, and their respective yields for the six months ended June 30, 2025 and 2024.

	(in thousands)
	Corporate Bank Deposits	Client Bank Deposits(1)	Margin(2)	Fully Paid Securities Lending(3)	Total Interest Income
Six Months Ended June 30, 2025
Interest income	$4,311	$32,553	$17,520	$13,043	$67,427
Average balance(4)	$299,101	$3,023,007	$461,671	$5,371,350
Period Yield(5)	2.88%	2.15%	7.59%	0.49%

Six Months Ended June 30, 2024
Interest income	$7,048	$29,462	$14,410	$13,476	$64,396
Average balance(4)	$382,352	2,033,239	$325,239	$2,475,466
Period Yield(5)	3.69%	2.90%	8.86%	1.09%

Notes:

(1)	Includes cash and cash equivalents segregated under federal and foreign requirements, customers’ cash that is participating in our off-balance sheet cash sweep program and cash of our platform users who are on a fully introduced basis with Apex Clearing.

(2)	Balance includes both our on-balance sheet margin loans and the off-balance sheet margin loans of our platform users’ that are administered on a fully-introduced basis with Apex Clearing.

(3)	Balance represents the value of the platform users’ securities that are enrolled in Apex Clearing’s fully paid stock lending program on either a fully-introduced basis or on an omnibus basis.

(4)	Represents the average of month-end balances for the period.

(5)	Period yield is calculated by annualizing interest income and dividing by applicable average balance.

Corporate Bank Deposits — Our interest income on our corporate cash decreased $1.4 million and $2.7 million for the three and six months ended June 30, 2025, respectively, as compared to the same comparative prior periods as a result of a lower effective federal funds rate and lower average corporate cash balances between the periods.

Customer Bank Deposits — Although the effective funds rate was lower during the three and six months ended June 30, 2025 as compared to same comparative prior periods, our interest earned on customer bank deposit increased $4.4 million and $3.1 million between the three and six months ended June 30, 2025 and 2024, respectively, due to the growth in our funded accounts and average customer cash balances between the periods.

Margin Balances — Our margin interest income increased $1.6 million and $3.1 million between the three and six months ended June 30, 2025 and 2024, respectively. Despite a decrease in the effective federal funds rate between the periods, which had an impact on the rates we charge customers, our margin interest income increased between the three-month periods due to higher average margin loan balances and increased margin rates on the margin loans of our platform users who have not subscribed to Webull Premium. In April 2025, we launched our Webull Premium subscription that provides access to reduced margin rates for platform users who subscribe, and we increased our margin rates from a tiered rate structure to a standard flat rate for platform users who have not subscribed to Webull Premium. Our margin interest income increased between the six-month periods primarily due to higher average margin loan balances.

Fully Paid Securities Lending — Despite an increase in the average balance of our platform users’ securities enrolled in Apex Clearing’s fully paid stock lending program between the three and six periods ended June 30, 2025 and 2024, our overall interest income from the lending program remained consistent as our effective yield declined. Interest income from the fully paid securities lending program is difficult to predict as rates earned on securities lending are impacted by overall market conditions which significantly influence the general demand for borrowing stock. Also, hard to borrow stocks can cause volatility in the rate earned between periods.

Handling charge income — Our handling charge income includes our commissions and platform trading fees charged to customers of our foreign broker-dealers as well as other trade fees charged to customers which represent pass-thru of trading fees charged to us by regulatory authorities and exchange fees passed through to us by market makers. Such fees may include SEC fees, OCC fees, and per contract charges for index options.

Other revenues

Other revenues primarily consist of income generated from our (i) data subscription services, (ii) co-marketing services, (iii) syndicate fees in connection with IPO and secondary offerings, (iv) income from leased portions of our corporate office building, (v) foreign exchange fees, (vi) non-trade related rebates, and (vii) proxy rebates. The following table sets forth the components of our other revenues for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2025	2024	2025	2024
	$	$	$	$
	(in thousands)
Other Revenues
Data subscription income	2,038	1,773	4,022	3,388
Co-marketing income	-	56	-	188
Syndicate fees	112	239	403	386
Lease income	302	284	604	568
Foreign exchange fee	737	256	1,315	417
Non-trading rebates	1,151	-	1,870	-
Proxy income	2,048	1,693	2,695	2,122
Other	25	14	73	68
Total	6,413	4,315	10,982	7,137

Revenue from data subscription services represents subscription by our users to our market information and data services. We provide advanced quotation services, such as Level 2 Advance powered by Nasdaq TotalView, for which our customers subscribe on a monthly basis. For the three and six months ended June 30, 2025, we recorded $2.0 million and $4.0 million, respectively, in revenue from paid subscriptions to our market information and data services, and recognized $1.8 million and $3.4 million in such revenue for the three and six months ended June 30, 2024, respectively.

Revenue from co-marketing services is primarily derived from our co-marketing services provided to Nasdaq and Cboe. In 2020, we entered into a service agreement with Nasdaq, pursuant to which Nasdaq granted us a license to receive and use Nasdaq’s proprietary data products in accordance with Nasdaq’s requirements. By presenting the underlying market data and information from Nasdaq on our platform, we functionally promote such data products for Nasdaq and therefore receive incentives from Nasdaq for the marketing and promotion effects we bring to Nasdaq. In 2021, we entered into a sponsored content agreement with Cboe whereby Cboe provides us sponsored content to market and promote Cboe securities products and services. We receive incentive payments that are based upon the level of our marketing and promotional spend. Our service agreement with Nasdaq expired in July 2023, and our agreement with Cboe expired in August 2024.

Lease income represents revenue earned from leasing a portion of our excess corporate office space. In November 2022, we acquired a 5-story office building located in St. Petersburg, Florida to function as our corporate and operations headquarters.

Revenue from syndicate fees is derived from our participation in IPO and secondary offerings as a member of the syndicate selling group. As a member of the selling group, we do not commit any capital. We publicize to our users the opportunity to subscribe to offerings in which we are a selling group member. We are allocated shares by the lead underwriter at a discount to the offering price. We then allocate those shares among the users that subscribe to the offering at the offering price, thereby capturing the selling group spread. Revenue is recognized when realized on the trade date of the sale of allocated shares to users.

Revenue from foreign exchange fee consists of the fee we charge to convert a platform user’s domestic currency into a foreign currency to facilitate the platform user’s purchase of securities in foreign markets, and, conversely, the fee we charge to convert proceeds from the sale of securities in foreign markets to the platform user’s domestic currency.

Revenue from non-trading rebates mainly consists of rebates we receive from our banking partner in connection with our platform users’ debit card transactions.

Revenue from proxy rebates represents income generated through our collaboration with a third-party investor communications company. We share certain shareholder information with the third-party, enabling them to distribute materials to investors, such as documents related to shareholder meetings and voting instructions. Our revenue comes from a portion of the payments the third party receives from issuers. This revenue is recognized once we fulfill our obligation to provide the required data and the third-party provider verifies our share.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Three Months Ended June, 30				For the Six Months Ended June, 30
	2025		2024		2025		2024
	$	%	$	%	$	%	$	%
	(in thousands)
Operating expenses:
Brokerage and transaction	34,801	25.7%	18,963	19.2%	58,046	25.0%	36,896	18.7%
Technology and development	19,140	14.2%	15,000	15.2%	36,065	15.5%	29,890	15.1%
Marketing and branding	30,301	22.4%	33,183	33.6%	53,292	23.0%	67,197	34.0%
General and administrative	50,977	37.7%	31,616	32.0%	84,597	36.5%	63,525	32.2%
Total operating expenses	135,219	100.0%	98,762	100.0%	232,000	100.0%	197,508	100.0%

Brokerage and transaction

Brokerage and transaction expenses primarily consist of clearing and operation costs, market information and data fees, and handling charge expenses. Our clearing and operation costs accounted for 64.6% and 66.3% of our brokerage and transaction expenses for the three months ended June 30, 2025 and 2024, respectively, and such costs accounted for 64.2% and 65.7% of our brokerage and transaction expenses for the six months ended June 30, 2025 and 2024, respectively. The following table sets forth the components of our brokerage and transaction expenses for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2025	2024	2025	2024
	$	$	$	$
	(in thousands)
Brokerage and transaction
Clearing and operation costs	22,489	12,566	37,267	24,241
Market information and data fees	5,272	3,739	10,340	7,474
Handling charge expenses	7,039	2,659	10,439	5,181
Total	34,800	18,964	58,046	36,896

Clearing and operation costs consist of clearing costs, mainly representing service fees charged by our clearing partner, and operation costs such as customer verification fees, processing costs, and customer debit balances for which we are responsible. Market information and data fees mainly represent information and data fees that we pay to stock exchanges and market data providers. Handling charge expenses mainly represent handling fees charged by the OCC in connection with the clearing of settled option transactions and transaction fees charged by payment service providers for customers funding their brokerage accounts using debit cards.

Technology and development

Technology and development expenses consist of research and development expenses, primarily in the form of compensation and benefits for engineers and developers, and related costs, cloud service fees, and system costs. Cloud service fees represent data storage and computing service fees. System costs represent fees to software providers to access and use their systems.

The following table sets forth the components of our technology and development expenses for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2025	2024	2025	2024
	$	$	$	$
	(in thousands)
Technology and development
Employee compensation benefits	13,602	9,991	24,819	19,896
Cloud services fees	3,514	3,274	6,921	6,641
System costs	2,024	1,735	4,325	3,353
Total	19,140	15,000	36,065	29,890

Marketing and branding

Marketing and branding expenses primarily consist of advertising and promotion costs, costs of free stock promotions, and expenses for personnel engaged in marketing and business development activities. The following table sets forth the components of our marketing and branding expenses for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2025	2024	2025	2024
	$	$	$	$
	(in thousands)
Marketing and branding
Advertising and promotions	22,237	27,849	40,442	55,605
Free stock promotions	4,828	3,774	8,588	8,585
Employee compensation and benefits	3,235	1,560	4,262	3,006
Total	30,300	33,183	53,292	67,196

Our advertising and promotion costs represent our expenditures in advertising marketing and branding activities. As a digital trading platform, the vast majority of our advertising and promotion costs are incurred for digital advertising such as paid search on search engines and paid social advertising on social network platforms. For the three months ended June 30, 2025 and 2024, we spent a total of $11.9 million and $15.5 million on paid search and paid social advertising, respectively. For the six months ended June 30, 2025 and 2024, we spent a total of $20.2 million and $28.7 million on paid search and paid social advertising, respectively. In addition, starting in 2021, we also increased our spending on branding activities to promote awareness of the Webull brand globally. Specifically, we entered into a global multi-year agreement with Brooklyn Nets, LLC and its affiliates in September 2021, pursuant to which were obliged to pay an aggregate of $90 million in non-refundable fees over the following three years for the placement of a “Webull”-branded patch on Brooklyn Nets game jerseys. For the three and six months ended June 30, 2024, we recognized $8.3 million and $16.5 million in advertising and promotion costs attributable to the Brooklyn Nets sponsorship. No such expense was recognized for the three or six months ended June 30, 2025 as the Brooklyn Nets sponsorship ended during September 2024.

The expense of free stock promotions is determined when an eligible customer receives their free stock and is based upon the fair value of the stock transferred to the customer. We acquire the stock after the stock rewards are claimed. At the time eligible customers claim their free stock rewards, they become entitled to those free stock rewards and we assign the specific stocks to the users using an algorithm. For our fully disclosed accounts, the acquired stocks are deposited into the designated account at Apex Clearing and we instruct Apex Clearing to transfer the stocks from our account to the account of the eligible customers who are entitled to the free stock rewards. For omnibus accounts, we purchase the stocks within our designated stock omnibus account and then allocate the shares to the accounts of eligible customers who are entitled to the free stock rewards.

We record the cost of acquiring the stock rewards as marketing and branding expenses within our statement of operations and comprehensive loss. At each reporting period, an estimated accrual for unsettled stock award is recorded as a liability with corresponding accrued marketing expense. Any changes to the fair value of the stock award from the accrual to the time the security is transferred to the customer’s account is recorded as marketing expense. However, we are required to account for free stock and cash promotions paid to certain of our customers as a reduction in revenue, rather than as a marketing and branding expense. For the three months ended June 30, 2025 and 2024, we classified $4.7 million and $0.73 million, respectively, of promotional expenses as a reduction to handling charge income. For the six months ended June 30, 2025 and 2024, we classified $7.5 million and $1.8 million, respectively, in promotional expenses as a reduction to handling charge income. We classified $0.4 million of such costs as a reduction to other revenues for the three and six months ended June 30, 2025. We had no such reduction in other revenues during the three and six months ended June 30, 2024.

Our marketing and branding expenses also include the compensation to our referral partners. Our referral partners are opinion leaders and other third-party organizations/forums, generally influential individuals, who primarily utilize social media to express views and values, demonstrate professional competence, and maintain a network of followers. We compensate our referral partners for each new user that uses the referral partner’s event-specific link to open and fund a Webull brokerage account with a minimum deposit amount, the total compensation for whom depends on the size of the referral partners’ network of followers and the effect of the marketing activities. We primarily compensate our referral partners by transferring free stocks into their Webull accounts, which are recorded as our costs of free stock promotions, and to a much lesser extent, cash, which is recorded as our advertising and promotion costs. For the three months ended June 30, 2025 and 2024, the total expenses recognized for our referral partners, including the compensation recognized as our costs of free stock promotions and our advertising and promotion costs, amounted to $1.4 million and $1.0 million, respectively. For the six months ended June 30, 2025 and 2024, the total expenses recognized for our referral partners, including the compensation recognized as our costs of free stock promotions and our advertising and promotion costs, amounted to $4.2 million and $3.6 million, respectively.

General and administrative

General and administrative expenses primarily consist of employee compensation and benefits, professional services, compliance fees, rental payments on office and related occupancy costs and depreciation and amortization of right-of-use assets. The following table sets forth the components of our general and administrative expenses for the periods presented:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2025	2024	2025	2024
	$	$	$	$
	(in thousands)
General and administrative
Employee compensation and benefits	38,058	19,480	61,045	40,626
Compliance fees	1,825	4,453	3,320	7,230
Office related	5,806	4,274	11,134	8,046
Professional services	3,324	2,417	5,776	5,484
Depreciation and amortization	1,371	778	2,154	1,702
Other	593	214	1,169	437
Total	50,977	31,616	84,598	63,525

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains, and the Cayman Islands currently has no form of estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands currently does not impose withholding tax on dividend payments.

United States

Our subsidiaries located in the United States are subject to a federal income tax rate of 21% for domestic taxable income earned.

Hong Kong SAR

Our Hong Kong subsidiaries are subject to a profit tax rate of 16.5% under the current Hong Kong Inland Revenue Ordinance on their taxable income generated from operations in Hong Kong.

Singapore

Our Singapore subsidiaries are subject to a corporate income tax rate of 17%.

Mainland China

The standard corporate income tax rate in Mainland China is 25% and 15% for certain qualified enterprises. Our main operating subsidiary in Mainland China has applied and received approval for the reduced corporate income tax rate beginning with the tax year 2023.

Non-GAAP Financial Measures

We use adjusted operating expenses, adjusted operating profit and adjusted net income, all non-GAAP financial measures, to evaluate our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent operating expenses, excluding share-based compensation expenses. Adjusted operating profit represents income before income taxes, excluding share-based compensation expenses, one-time transactions, and other expense, net. Adjusted net income represents net income attributable to the Company, excluding share-based, foreign currency transaction gains and losses, and one-time transactions.

We believe that adjusted operating expenses, adjusted operating profit and adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in operating expenses, income before income taxes, and net income attributable to the Company. We believe that adjusted operating expenses, adjusted operating profit and adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted operating expenses, adjusted operating profit and adjusted net income should not be considered in isolation or construed as an alternative to net income attributable to the Company or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted operating expenses, Adjusted operating profit and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our adjusted operating expenses to our operating expenses.

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2025	2024	2025	2024
	$	$	$	$
	(in thousands)

Total operating expenses (GAAP)	135,219	98,762	232,001	197,508
Less: Share-based compensation	26,969	8,474	35,038	20,611
Adjusted operating expenses (Non-GAAP)	108,250	90,288	196,963	176,897

The table below sets forth a reconciliation of our adjusted operating profit to income (loss) before income taxes.

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2025	2024	2025	2024
	$	$	$	$
	(in thousands)

Loss before income taxes (GAAP)	(21,385)	(10,283)	(1,888)	(20,120)
Add: Other expense, net	17,660	1,417	18,749	1,443
Add: Share-based compensation	26,969	8,474	35,038	20,611
Adjusted operating profit (loss) (Non-GAAP)	23,244	(392)	51,899	1,934

The table below sets forth a reconciliation of our adjusted net income to net income (loss) attributable to the Company for the periods indicated.

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2025	2024	2025	2024
	$	$	$	$
	(in thousands)

Net loss attributable to the Company (GAAP)	(28,274)	(11,576)	(15,188)	(24,006)
Add: Share-based compensation	26,969	8,474	35,038	20,611
Add: Foreign currency transaction losses	5,740	1,591	5,844	2,037
One-time transaction:
Add: Equity offering costs	10,977	-	10,977	-
Adjusted net income (loss) (Non-GAAP)	15,412	(1,511)	36,671	(1,358)

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the three and six month periods ended June 30, 2025 and 2024. This information should be read together with our condensed consolidated interim financial statements and related notes. The results of operations in any period are not necessarily indicative of our future trends.

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2025	2024	2025	2024
	$	$	$	$
	(in thousands)
Revenues
Equity and option order flow rebates	68,689	43,317	132,800	87,229
Interest related income	36,287	31,899	67,427	64,396
Handling charge income	20,106	10,365	37,653	20,070
Other revenues	6,412	4,315	10,982	7,136
Total revenues	131,494	89,896	248,862	178,831
Operating expenses
Brokerage and transaction	34,801	18,963	58,046	36,896
Technology and development	19,140	15,000	36,065	29,890
Marketing and branding	30,301	33,183	53,292	67,197
General and administrative	50,977	31,616	84,598	63,525
Total operating expenses	135,219	98,762	232,001	197,508
Other expense, net	17,660	1,417	18,749	1,443
Loss before income taxes	(21,385)	(10,283)	(1,888)	(20,120)
Provision for income taxes	7,000	1,397	13,558	4,113
Net loss	(28,385)	(11,680)	(15,446)	(24,233)
Less net loss attributable to noncontrolling interest	(111)	(105)	(258)	(226)
Net loss attributable to the Company	(28,274)	(11,575)	(15,188)	(24,007)
Preferred shares redemption value accretion	-	(11,096)	(21,703)	(1,098,804)
Fair value of ordinary shares issued to preferred shareholders	(513,081)	-	(513,081)	-
Fair value of ordinary share warrants issued to preferred shareholders	(15,600)	-	(15,600)	-
Excess carrying value of preferred shares repurchased	38,094	-	38,094	-
Net loss attributable to ordinary shareholders	(518,861)	(22,671)	(527,478)	(1,122,811)

Note:

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Three Months Ended June, 30		For the Six Months Ended June, 30
	2025	2024	2025	2024
	$	$	$	$
	(in thousands)
General and administrative	24,802	5,751	31,062	15,125
Technology and development	1,586	2,226	3,085	4,463
Marketing and branding	581	497	891	1,023
Total	26,969	8,474	35,038	20,611

Comparison of the Three Months Ended June 30, 2025 and 2024

Revenues

Our total revenues increased by $41.6 million from $89.9 million for the three months ended June 30, 2024 to $131.5 million for the three months ended June 30, 2025, primarily due to increases in option order flow rebates, equity order flow rebates, margin financing interest, client bank deposit interest, handling charge income, and other income of $18.8 million, $6.6 million, $1.6 million, $4.4 million, $9.7 million, and $2.1 million, respectively, which was partially offset by decrease in corporate bank deposit interest of $1.4 million. The reasons for the changes are discussed below:

Option order flow rebates. Our option order flow rebates increased $18.8 million for the three months ended June 30, 2025 as compared to the same prior year period. This increase is attributable to (i) rate card changes with market makers and liquidity providers that became effective subsequent to June 30, 2024, (ii) a decline in large option transactions with narrow spreads, specifically short-dated options tied to index ETFs, which when transacted result in lower order flow rebates, and (iii) an increase of 9 million option contracts traded between the periods.

Equity order flow rebates. Our equity order flow rebates increased $6.6 million during the three months ended June 30, 2025 as compared to the same prior year period as a result of an increase of $59.5 billion in equity trading notional value between the periods.

Stock lending income. Our stock lending income was $7.6 million for the three months ended June 30, 2025 and was relatively consistent from same prior year period.

Margin finance interest. Our margin finance interest increased $1.6 million during the three months ended June 30, 2025 as compared to the same prior year period, despite a decrease in the effective federal funds rate between the periods which impacts the rates we charge on our margin loans, primarily due to a higher average margin loan balances and increased margin rates on the margin loans of our platform users who have not subscribed to Webull Premium. In April 2025, we launched our Webull Premium subscription that provides access to reduced margin rates for platform users who subscribe, and we increased our margin rates from a tiered rate structure to a standard flat rate for platform users who have not subscribed to Webull Premium.

Client bank deposit interest. Our interest income on customer bank deposits increased $4.4 million during the three months ended June 30, 2025 as compared to the same prior year period, primarily as result of higher average client cash balances.

Corporate bank deposit interest. Our interest income on our corporate bank deposits decreased $1.4 million during the three months ended June 30, 2025 as compared to the same prior year period, primarily as result of a decline in the effective federal funds rate and our lower average corporate cash balances between the periods.

Handling Charge Income. Our handling charge income consists of options related trading fees and other platform trading fees. Our handling charge income increased $9.7 million for the three months ended June 30, 2025 as compared to the same prior year period. The increase is mainly attributable to growth in our other platform trading fees, specifically increases in our futures product that was launched in the second quarter of 2024 and growth in certain of our international broker dealers.

Other revenues. Other revenues increased $2.1 million during the three months ended June 30, 2025 as compared to the same prior year period, primarily due to launching a new debit card account funding feature in 2025 whereby we earn a rebate from our banking partner.

Operating expenses

Our total operating expenses increased by $36.5 million from $98.8 million for the three months ended June 30, 2024 to $135.2 million for the current year period, primarily due to increases in brokerage and transaction expenses, technology and development expenses, general and administrative expenses of $15.8 million, $4.1 million, $19.4 million, respectively, offset by a decrease in marketing and branding of $2.9 million. The reasons for the changes are discussed below:

Brokerage and transaction. Our brokerage and transaction expenses increased by $15.8 million between the three months ended June 30, 2025 and same prior year period, primarily consisting of (i) an $9.9 million increase in clearing and operation expenses as a result of increased securities trading between the periods; (ii) a $4.4 million increase in handling charges, of which $3.5 million relate to fees incurred on our platform users’ debit card deposit transactions, a funding method introduced in early 2025; and a $1.5 million increase in our market and data fees as a result of growth in our platform user base and launching in new markets.

Technology and development. Our technology and development expenses increased by $4.1 million between the three months ended June 30, 2025 and the same prior year period due to higher technology personnel costs as a result our efforts to grow existing markets through product development and support markets where we more recently launched.

Marketing and branding. Our marketing and branding expenses decreased by $2.9 million between the three months ended June 30, 2025 and the same prior year period, primarily reflecting a decrease of $5.6 million in advertising and promotions offset by increases of $1.0 million in free stock promotions and $1.7 million in employee compensation and benefits. The decrease in advertising and promotions expenses was due our efforts to grow the number of our client accounts utilizing more cost-effective customer acquisition promotions and advertising. For instance, we focused more on asset-based promotional activities and did not renew our Brooklyn Nets sponsorship, which ended in September 2024. The increase in employee compensation and benefits is due to increasing our marketing team to support existing markets and markets where we more recently launched.

General and administrative. Our general and administrative expenses increased by $19.4 million between the three months ended June 30, 2025 and the same prior year period, primarily due to increases in stock compensation expense, office related expenses, and professional fees of $19.1 million, $1.5 million, and $0.9 million, respectively, offset by $2.6 million in decreased compliance costs. Stock compensation expense increased due to the issuance of more immediately vested restricted share awards between the periods which had a higher fair value as the Company’s equity value increased between the periods. Office related expenses increased as result of growth in our global operations. The decrease in compliance fees between the periods was due to us settling certain regulatory matters which led to a reduction in our loss contingency accrual.

Other expense, net. Our other expense, net increased $16.2 million for the three months ended June 30, 2025 as compared to the same prior year period, primarily because of expensing $10.9 million of equity offering costs, recognizing an increase of $4.1 million in foreign currency exchange losses, and incurring $1.5 million of interest expense of which $1.2 million pertains to accrued interest on the $100 million of outstanding unsecured promissory notes that were issued in connection with the Company repurchasing preferred shares from certain preferred shareholders on April 10, 2025, offset by a reduction of $0.4 million in other expenses.

Loss before income taxes

As a result of the foregoing, our loss before income taxes increased from $10.3 million for the three months ended June 30, 2024 to $21.4 million for the three months ended June 30, 2025.

Provision for income taxes

Our provision for income taxes increased $5.6 million for the three months ended June 30, 2025 as compared to the same prior year period, because of increased profitability of our operations in certain taxable foreign jurisdictions.

Net loss

As a result of the foregoing, we incurred a net loss of $28.4 million for the three months ended June 30, 2025 as compared to $11.7 million for the three months ended June 30, 2024.

Net loss attributable to noncontrolling interest

We own an 80.1% equity interest in PT Mahastra Andalan Sekuritas, subsequently renamed PT Webull Sekuritas Indonesia. Our equity interest represents a controlling financial interest; and, therefore, we consolidate the results of PT Webull Sekuritas Indonesia and recognize a noncontrolling interest for the portion of equity interest we do not own. For the three months ended June 30, 2025, the net loss attributable to noncontrolling interest was $110.9 thousand as compared to $104.6 thousand for the three months ended June 30, 2024.

Net loss attributable to the Company

After excluding the net loss attributable to our noncontrolling interest, our net loss attributable to the Company was $28.3 million for the three months ended June 30, 2025 as compared to $11.6 for the three months ended June 30, 2024.

Net loss attributable to ordinary shareholders

Our net loss attributable to ordinary shareholders increased $496.2 million for the three months ended June 30, 2025 as compared to the three months ended June 30, 2024 as a result of (i) our net loss attributable to the Company increasing $16.7 million; (ii) the recognition of $513.1 million in fair value of ordinary shares issued to certain preferred shareholders on April 10, 2025, immediately preceding the closing of the business combination transaction with SK Growth Opportunities Corporation; (iii) the recognition of $15.6 million in fair value of ordinary share warrants issued to certain preferred shareholders in connection with the business combination transaction, offset by a $38.1 million return to equity of the excess carrying value of preferred shares repurchased and a decrease in preferred shares redemption accretion of $11.1 million due to the preferred shares converting to ordinary shares on April 10, 2025.

Comparison of the Six Months Ended June 30, 2025 and 2024

Revenues

Our total revenues increased by $70.0 million from $178.8 million for the six months ended June 30, 2024 to $248.9 million for the six months ended June 30, 2025, primarily due to increases in option order flow rebates, equity order flow rebates, margin financing interest, client bank deposit interest, handling charge income, and other income of $34.2 million, $11.4 million, $3.1 million, $3.1 million, $17.6 million, and $3.8 million, respectively, which was partially offset by decrease in corporate bank deposit interest of $2.7 million. The reasons for the changes are discussed below:

Option order flow rebates. Our option order flow rebates increased $34.2 million during the six months ended June 30, 2025 as compared to the six months ended June 30, 2024. This increase is attributable to (i) rate card changes with market makers and liquidity providers that became effective subsequent to June 30, 2024, (ii) a decline in option transactions with narrow spreads, specifically short-dated options tied to indices, which when transacted result in lower order flow rebates, and (iii) an increase of 18.0 million option contracts traded between the periods.

Equity order flow rebates. Our equity order flow rebates increased $11.4 million during the six months ended June 30, 2025 as compared to the same prior year period as a result of an increase in equity trading notional value between the periods of $76.1 billion.

Stock lending income. Our stock lending income was $13.0 million for the six months ended June 30, 2025 and was relatively consistent from same prior year period.

Margin finance interest. Our margin finance interest increased $3.1 million during the six months ended June 30, 2025 as compared to the same prior year period primarily as a result of higher average margin balances between the periods.

Client bank deposit interest. Our interest income on customer bank deposits increased $3.1 million during the six months ended June 30, 2025 as compared to the same prior year period, primarily as result of higher average client cash balances.

Corporate bank deposit interest. Our interest income on our corporate bank deposits decreased $2.7 million during the six months ended June 30, 2025 as compared to the six months ended June 30, 2024, primarily as result of a decline in the effective federal funds rate and our lower average corporate cash balances between the periods.

Handling Charge Income. Our handling change income consists of options related trading fees and other platform trading fees. Our handling charge income increased $17.6 million, after the offset of $5.7 million in incremental marketing expenses recorded as contra revenue, for the six months ended June 30, 2025 as compared to the same prior year period. The increase is mainly attributable to growth in our other platform trading fees, specifically increases in our futures product that was launched in second quarter of 2024 and growth in certain of our international broker dealers.

Other revenues. Other revenues increased $3.8 million between the six months ended June 30, 2025 as compared to the same prior year period, primarily due to launching a new debit card account funding feature in 2025 whereby we earn a rebate from our banking partner.

Operating expenses

Our total operating expenses increased by $34.5 million during the six months ended June 30, 2025 as compared to the same prior year period, primarily due to increases in brokerage and transaction expenses, technology and development expenses, general and administrative expenses of $21.2 million, $6.2 million, $21.1 million, respectively, offset by a decrease in marketing and branding of $14.0 million. The reasons for the changes are discussed below:

Brokerage and transaction. Our brokerage and transaction expenses increased by $21.2 million between the six months ended June 30, 2025 and same prior year period, primarily consisting of (i) an $13.0 million increase in clearing and operation expenses as a result of increased securities trading between the periods; (ii) a $5.3 million increase in handling charges, of which $3.5 million relate to fees incurred on our platform users’ debit card deposit transactions, a funding method introduced in early 2025; and a $2.9 million increase in our market and data fees as a result of growth in our platform user base and launching in new markets.

Technology and development. Our technology and development expenses increased by $6.2 million between the six months ended June 30, 2025 and the same prior year period. The increase is mainly due to higher technology personnel costs as a result our efforts to grow existing markets through product development as well as support markets where we recently launched.

Marketing and branding. Our marketing and branding expenses decreased by $13.9 million from $67.2 million for the six months ended June 30, 2024 to $53.3 million for the six months ended June 30, 2025, primarily reflecting a decrease of $15.2 million in advertising and promotions offset by increases of $1.3 million in employee compensation and benefits. The decrease in advertising and promotions expenses was due our efforts to grow the number of our client accounts utilizing more cost-effective customer acquisition promotions and advertising. For instance, we focus more on asset-based promotional activities and did not renew our Brooklyn Nets sponsorship, which ended in September 2024. The increase in employee compensation and benefits is due to increasing our marketing team to support existing markets and markets where we more recently launched.

General and administrative. Our general and administrative expenses increased by $21.1 million between the six months ended June 30, 2025 and the same prior year period, primarily due to increases in stock compensation expense, office related expenses, and other general and administrative expenses of $19.1 million, $3.1 million, $2.8 million, respectively, offset by $3.9 million in decreased compliance costs. Stock compensation expense increased due to the issuance of more immediately vested restricted share awards between the periods, which had a higher fair value as the Company’s equity value increased between the periods. Office related and other general and administrative expenses increased as a result of growth in our global operations. The decrease in compliance fees between the periods was mainly due to us settling certain regulatory matters which led to a reduction in our loss contingency accrual.

Other expense, net. Our other expense, net increased $17.3 million for the six months ended June 30, 2025 as compared to the same prior year period, primarily because of expensing $10.9 million of equity offering costs, recognizing an increase of $3.8 million in foreign currency exchange losses, incurring $1.9 million of interest expense of which $1.2 million pertains to the $100 million of outstanding unsecured promissory notes that were issued in connection with the Company repurchasing preferred shares from certain preferred shareholders on April 10, 2025.

Loss before income taxes

As a result of the foregoing, our loss before income taxes decreased $18.2 million for the six months ended June 30, 2025 as compared to the same prior year period.

Provision for income taxes

Our provision for income taxes increased $9.4 million for the six months ended June 30, 2025 as compared to the same prior year period, because of increased profitability of our operations in certain foreign taxable jurisdictions.

Net loss

As a result of the foregoing, we incurred a net loss of $15.4 million for the six months ended June 30, 2025 as compared to $24.2 million for the three months ended June 30, 2024, representing a decrease of $8.8 million.

Net loss attributable to noncontrolling interest

We own an 80.1% equity interest in PT Mahastra Andalan Sekuritas, subsequently renamed PT Webull Sekuritas Indonesia. Our equity interest represents a controlling financial interest; and, therefore, we consolidate the results of PT Webull Sekuritas Indonesia and recognize a noncontrolling interest for the portion of equity interest we do not own. For the six months ended June 30, 2025, the net loss attributable to noncontrolling interest was $257.6 thousand as compared to $226.4 thousand for the six months ended June 30, 2024.

Net loss attributable to the Company

After excluding the net loss attributable to our noncontrolling interest, our net loss attributable to the Company was $15.2 million for the six months ended June 30, 2025 as compared to $24.0 for the six months ended June 30, 2024.

Net loss attributable to ordinary shareholders

Our net loss attributable to ordinary shareholders decreased $595.3 million for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 as a result of (i) our net loss attributable to the Company decreasing $8.8 million, (ii) $1,077.1 million reduction in preferred shares redemption accretion, (iii) $38.1 million return to equity of the excess carrying value of preferred shares repurchased, offset by the recognition of $513.1 million in fair value of ordinary shares issued to certain preferred shareholders on April 10, 2025, immediately preceding the closing of the business combination transaction with SKGR and the recognition of $15.6 million in fair value of ordinary share warrants issued to certain preferred shareholders in connection with the business combination transaction.

Liquidity and Capital Resources

Historically until the closing of our business combination transaction on April 10, 2025 and the immediately following listing of our stock on Nasdaq, we had financed our operating and investing activities primarily through cash generated by historical convertible redeemable preferred equity financing activities and operations. Subsequent to our closing of the business combination and the listing of our stock, we have raised $204.5 million in proceeds from the exercise of various warrants that were issued and/or assumed in connection with the business combination transaction. As of June 30, 2025 and 2024, we had cash and cash equivalents of $476.7 million and $270.7, respectively. Our cash and cash equivalents represent demand deposits held at banks which are unrestricted as to withdrawal or use and highly liquid investments with original maturities of less than 90 days.

We have a syndicated revolving credit agreement (“Syndicated Loan”) for an amount up to $150 million whereby we can borrow solely to finance withdrawals from our US broker dealer subsidiary’s reserve account that is maintained for the exclusive benefit of our customers in accordance with Rule 15c3-3 of the SEC. We are unable to use the Syndicated Loan for general corporate purposes. See Note 18 – Revolving Credit Agreement to our interim financial statements for more details on the Syndicated Loan.

We have issued unsecured promissory notes with an aggregate principal amount of $100 million to repurchase a portion of our preferred shares. We did not receive any loan proceeds from the preferred share repurchase. See Note 19 – Promissory Notes to our interim financial statements for more details on the promissory notes.

In July 2025, we have entered into a standby equity purchase agreement (the “SEPA”) with an accredited investor for an aggregate subscription amount of up to $1 billion in Class A ordinary shares. As of September 8, 2025, we have issued 9.8 million Class A ordinary shares in connection with the SEPA and received proceeds of $149.2 million.

As of June 30, 2025, we have 9.7 million warrants outstanding with an exercise of price of $11.50 that are exercisable. In the event the holders of these warrants exercise their rights, we could receive proceeds up to $111.6 million. See Note 9 – Warrants to our interim financial statements for more details on our outstanding warrants.

We believe that our current cash and cash equivalents will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future investments through equity and debt funding in addition to the sources discussed above. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of additional indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Six Months Ended June 30,
	2025	2024
	$	$
	(in thousands)
Selected consolidated cash flow data:
Net cash provided by operating activities	272,062	62,633
Net cash used in investing activities	(1,402)	(971)
Net cash provided by financing activities	177,053	40,346
Net increase in cash, cash equivalents and segregated cash	447,713	102,008
Effect of exchange rate changes	9,523	(2,765)
Cash, cash equivalents and segregated cash at beginning of the period	1,209,960	994,142
Cash, cash equivalents and segregated cash at end of the period	1,667,196	1,093,385

Cash flows from operating activities

Net cash provided by operating activities for the six months ended June 30, 2025 was $272.1 million, as compared to net loss of $15.4 million for the six months ended June 30, 2025. The increase in cash provided by operating activities is primarily related to the increase in our customers’ uninvested cash we carry on our balance sheet.

 Net cash provided by operating activities for the six months ended June 30, 2024 was $62.6 million, as compared to net loss of $24.2 million for the six months ended June 30, 2024. The increase in cash provided by operating activities is primarily related to the increase in our customers’ uninvested cash we carry on our balance sheet, offset by an increase in the purchase of fractional shares for customers and an increased use of operating cash for the payment to secure the right to use land in connection with a land lease agreement.

Cash flows from investing activities

Net cash used in investing activities for the six months ended June 30, 2025 was $1.4 million, consisting of purchases of property and equipment of $0.4 million and an investment of $1 million made in a limited liability company.

Net cash used in investing activities for the six months ended June 30, 2024 was $1.0 million, consisting primarily of purchases of property and equipment.

Cash flows from financing activities

Net cash provided by financing activities for the six months ended June 30, 2025 was $177.1 million, which represents proceeds from the exercise of 20.3 million of our warrants.

Net cash provided by financing activities for the six months ended June 30, 2024 was $40.3 million, which predominately represents proceeds from the sale of 1,215,817 preferred shares.

Regulatory capital requirements

Webull Financial, our U.S. subsidiary that is a broker-dealer registered with the SEC, is subject to Rule 15c3-1 of the Exchange Act, or the Uniform Net Capital Rule, which sets minimum net capital maintenance requirements. Webull Securities HK, our Hong Kong subsidiary that is a securities dealer registered under the HK SFC, is subject to the Securities and Futures (Financial Resources) Rules of Hong Kong, or the FRR, which sets minimum paid-up share capital and liquid capital maintenance requirements. Webull Securities (Japan) Co. Ltd., our subsidiary registered as a financial instruments business operator in Japan, is subject to minimum capital and net assets requirements. Webull Securities (Singapore) Pte. Ltd., our Singapore subsidiary that holds Capital Markets Services License from MAS, is subject to the Securities and Futures (Financial and Margin Requirements for Holders of Capital Markets Services Licenses) Regulations, which sets forth minimum base capital requirements. Webull Securities (Australia) Pty. Ltd., our Australia subsidiary that holds the Financial Service License from ASIC, is subject to the Regulatory Guide RG 166 which sets forth minimum base capital requirements. Webull Securities (Canada) Limited, a Canada subsidiary that holds broker-dealer registered with CIRO, is subject to Rule 15c3-1 of the Securities Exchange Act which sets minimum net capital maintenance requirements. Webull Securities (UK) Ltd, our UK subsidiary that is authorized and regulated by the Financial Conduct Authority, for the conduct of investment business, is subject to the minimum capital maintenance requirement from FCA. PT Webull Sekuritas Indonesia, our Indonesia subsidiary that holds Capital Markets Services License from OJK, sets minimum net capital maintenance requirements. Our subsidiary Webull Securities (Thailand) Co. Ltd. is subject to the capital requirements of the Securities and Exchange Commission, Thailand. Our subsidiary Webull Securities (Malaysia) Sdn Bhd. is subject to the shareholders’ funds requirement of the Securities Commission Malaysia.

The following tables set out a summary of the key regulatory requirements on minimum capital requirements which are applicable to our relevant operating entities:

	As of June 30, 2025
	Net Capital	Net Capital Requirement	Excess Net Capital
	($ in thousands)
Webull Financial LLC	183,523	8,954	174,569

	As of June 30, 2025
	Paid-up Capital	Paid-up Capital Requirement	Excess Paid-up Capital
	(HK$ in thousands)
Webull Securities HK	311,300	10,000	301,300

	As of June 30, 2025
	Liquid Capital	Liquid Capital Requirement	Excess Liquid Capital
	(HK$ in thousands)
Webull Securities HK	64,841	12,132	52,709

	As of June 30, 2025
	Base Capital	Base Capital Requirement	Excess Base Capital
	(SGD in thousands)
Webull Securities (Singapore) Pte. Ltd	31,378	5,000	26,378

	As of June 30, 2025
	Capital Stock	Capital Stock Requirement	Excess Capital Stock
	(JPY in thousands)
Webull Securities (Japan) Co., Ltd	1,376,974	300,000	1,076,974

	As of June 30, 2025
	Net Assets	Net Assets Requirement	Excess Net Assets
	(JPY in thousands)
Webull Securities (Japan) Co., Ltd	2,196,999	500,000	1,696,999

	As of June 30, 2025
	Core Capital	Core Capital Requirement	Excess Capital Stock
	(AUD in thousands)
Webull Securities (Australia) Pty. Ltd.	8,407	2,000	6,407

	As of June 30, 2025
	Net Tangible Assets	Net Tangible Asset Requirement	Excess Net Tangible Assets
	(AUD in thousands)
Webull Securities (Australia) Pty. Ltd.	8,174	5,000	3,174

	As of June 30, 2025
	Risk Adjusted Capital	Risk Adjusted Capital Requirement	Excess Risk Adjusted Capital
	(CAD in thousands)
Webull Securities (Canada) Limited	16,484	250	16,234

	As of June 30, 2025
	Liquid Cash	Liquid Cash Requirement	Excess Liquid Cash
	(GBP in thousands)
Webull Securities (UK) Ltd.	4,137	519	3,618

	As of June 30, 2025
	Net Adjusted Working Capital	Net Adjusted Working Capital Requirement	Excess Capital
	(IDR in thousands)
PT Webull Sekuritas Indonesia.	42,933,703	25,000,000	17,933,703

	As of June 30, 2025
	Net Capital	Net Capital Requirement	Excess Net Capital
	(THB in thousands)
Webull Securities (Thailand) Co. Ltd.	97,548	25,000	72,548

	As of June 30, 2025
	Shareholders Funds	Shareholders Funds Requirement	Excess Shareholders Funds
	(MYR in thousands)
Webull Securities (Malaysia) Sdn. Bhd.	17,302	5,000	12,302

Regulatory capital requirements could restrict our operating entities from expanding their business and declaring dividends if their net capital does not meet regulatory requirements, and it is possible that a regulator could take an adverse action with respect to our operating entities for historical and/or future non-compliance with net capital requirements.

As of June 30, 2025, each of our relevant operating entities was in compliance with its respective regulatory capital requirements.

Material Cash Requirement

Our material cash requirements as of June 30, 2025 primarily include our undiscounted operating lease payments, capital expenditures and repayment of unsecured promissory notes.

Our undiscounted operating lease payments consist of lease of offices under non-cancelable operating lease agreements, which will expire at various dates until August 2032. As of June 30, 2025, our undiscounted operating lease payments amounted to $14.9 million.

In late 2023, we procured a lease for the use of land in Changsha, China for the purpose of constructing a research and development center. The original construction commencement date per the lease was October 4, 2024, but was extended to October 4, 2025. Additionally, the lease requires construction to be completed by December 31, 2026. We are currently in the planning and design stage and have not determined the amount and composition of required capital.

We have issued unsecured promissory notes with an aggregate principal amount of $100 million to repurchase a portion of our preferred shares. The principal balance of the promissory notes is due on April 10, 2027.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2025.

Off-Balance Sheet Commitments and Arrangements

We provide a guarantee to our clearing partner in the ordinary course of business. Our clearing partner has a contractual right of recovery from us in the event of non-performance by customers, and we indemnify our clearing partner from all losses incurred in connection with customer’s unsecured margin loans and securities borrowing.

The guarantee provided to our clearing partner relates to the margin financing services that we provide to our customers. As an introducing broker, we cooperate with our clearing partner to provide margin financing services, whereby we introduce our customers to our clearing partner on a fully disclosed basis.

For eligible customers who have entered into the relevant margin trading agreement with us and our clearing partner, our clearing partner provides the following services during the extension of margin and earns margin interests from the provision of the margin:

●	extends margin to them and permits them to buy or short securities on margin;

●	performs margin management and maintenance according to the related regulatory rules and their house rules, and communicates to the customers via our platform; and

●	buys in, liquidates or sells out positions in its discretion, if it deems such actions appropriate and regardless of whether the applicable customer’s margin account is then in or about to come into compliance with applicable margin maintenance requirements or other circumstances requested by applicable regulations.

There is no maximum time limit for the extension of margin to customers. A customer may be extended margin by our clearing partner so long as his or her margin account has sufficient cash to pay margin interest and no margin calls are triggered by his or her trading positions.

On the other hand, during the extension of margin by our clearing partner, we are obligated to:

●	communicate with the customers on the margin requirements made by our clearing partner and advise the customers of any changes of such requirements; and

●	pay our clearing partner an amount equal to the value of any unsecured debit balance or short position (on a “mark to market” basis) in a given customer’s margin account if that position has not been promptly resolved by payment or delivery (to the extent that our clearing partner decides to charge us for the value of such unsecured debit balance or short position).

Interest on margin trading is calculated on a daily basis according to the margin extended by our clearing partner to the customers and a relevant interest rate. The margin interest rates are variable and determined by the size of margin loan at the discretion of our clearing partner. Our clearing partner retains part of the total margin interest charged to the customers, according to a Target Federal Funds Rate plus a premium pre-agreed with us. In terms of the residual part of the total margin interest charged to the customers, it is transferred to us as our revenue.

We recognize the revenue ratably over the service period during the extension of margin by our clearing partner as the performance obligation is satisfied, and record it as interest related income.

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Internal Control Over Financial Reporting

Prior to closing of our business combination transaction with SK Growth Opportunities Corporation, we have been a private company and we were never required to evaluate our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of the effectiveness of our internal control over financial reporting.

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies.

These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market Risk

Foreign currency risk

Our consolidated financial statements are prepared using the U.S. dollar as our reporting currency. Our non-U.S. subsidiaries operating around the world primarily use the currency of their country of domicile as their functional currency. Each of our non-U.S. subsidiaries’ financial statements is first prepared in its functional currency and then translated into our reporting currency. Changes in foreign exchange rates between the U.S. dollar and the functional currencies of our non-U.S. subsidiaries may result in material foreign currency translation gains and/or losses that are accounted for as an item of other comprehensive income within our statement of operations and other comprehensive loss.

We also enter into transactions that result in monetary assets and liabilities that are denominated in a foreign currency. These transactions are remeasured each reporting period and may result in material foreign currency exchange gains and/or losses depending on changes in the applicable foreign exchange rate.

Our cash accounts at financial institutions are mainly held in U.S. dollar denominated accounts to limit foreign currency risk. As of June 30, 2025 and December 31, 2024, 91% and 90% of our total cash balances were held in U.S. dollar denominated accounts, respectively.

Concentration risks

Concentration of Revenue

Of the counterparties with whom we conduct business, there were four counterparties who each made up 10% or more of our revenues for the six months ended June 30, 2025. Their revenue percentages were 18%, 16%, 11% and 11%.

For the six months ended June 30, 2024, we had three counterparties who each made up 10% or more of our revenues. Their revenue percentages were 29%, 19% and 14%.

Concentration of Receivables

As of June 30, 2025, we had two counterparties with current, outstanding receivable balances of 10% or more of our receivables from brokers, dealers, and clearing organization representing 78% and 10%, respectively, of such receivables.

As of December 31, 2024, we had one counterparty with current, outstanding receivable balances exceeding 10% of our receivables from brokers, dealers, and clearing organization representing 85% of such receivables.

Concentration of Execution and Clearing

We rely on third parties for the execution and clearing of trades requested by customers. In instances where these parties fail to perform their obligations, we may be temporarily unable to find alternative suppliers to satisfactorily deliver services to our customers in a timely manner, if at all. In the United States, we utilize a single clearing partner for the security transactions of our platform users.

Credit risk

We engage in various investment and brokerage activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. Our policy is to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

We maintain our cash and cash equivalents and cash segregated under federal and foreign requirements in financial institutions throughout the world. Financial institutions in the U.S., Singapore, and Hong Kong a hold 84%, 4%, and 4%, respectively, of our total cash as of June 30, 2025. As of December 31, 2024, financial institutions in the U.S. and Hong Kong hold 81% and 6%, respectively, of our total cash. Our cash in accounts at financial institutions exceed insured limits. We are subject to credit risk to the extent any financial institution we use is unable to fulfill their contractual obligations. We have not experienced any losses in such accounts, and we believe that we have placed our cash on deposit with financial institutions which are financially stable. We do not believe we are subject to any significant credit risk.

Intellectual Property

We highly value our intellectual property, which is fundamental to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. As of June 30, 2025, we have registered 18 patents, 106 trademarks and 102 software copyrights.

Under the employment agreements we enter into with our employees, they acknowledge that the intellectual property developed by them in connection with their employment with us, including our in-house developed technology and know-how, are our property.

Our research and development costs mainly consist of employee salaries and share-based compensation and are classified within our technology and development expense categories. Our research and development costs are expensed when incurred.

Critical Accounting Estimates

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported revenues and expenses during the reporting period and accompanying notes. Making estimates requires management to exercise significant judgment. It is reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the future due to one or more future confirming events.

Such estimates reflected in our consolidated financial statements include, but are not limited to, the fair value of share-based compensation expense, redemption value of our redeemable preferred shares, depreciable lives of property and equipment, useful lives of intangible assets, purchase price allocation for business combinations, allowances for expected credit losses, loss contingency accruals, present value of lease liabilities, and provision for income tax, including unrecognized tax benefits and deferred tax asset valuation allowances. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable. Actual results could differ from those estimates

Asset Acquisitions

We account for the acquisition of an entity as an asset acquisition when substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. In accordance with ASC 805, Business Combinations, the value of the consideration paid in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair values with no resulting goodwill.

Business Combinations

We account for acquisitions of entities or asset groups that qualify as businesses in accordance with ASC 805, Business Combinations. The purchase price of the acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over the fair value of the net assets acquired is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations and comprehensive income.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is allocated to reporting units expected to benefit from the business combination. We test goodwill for impairment at least annually, in the fourth quarter, or whenever events or changes in circumstances indicate that goodwill might be impaired. In testing for goodwill impairment, we first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if we conclude otherwise, we proceed to a quantitative assessment.

The quantitative assessment compares the estimated fair value of a reporting unit to its book value, including goodwill. If the fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the book value of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

As of June 30, 2025, we performed a qualitative assessment of our goodwill. Based upon our assessment, we noted no qualitative factors that indicate our goodwill is more than likely impaired; and, therefore, we did not perform the quantitative assessment.

Income taxes

Our income tax expense is an estimate of current income taxes payable in the current fiscal year based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences and carryforwards that we recognize for financial reporting and income tax purposes at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

We account for income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the use of the asset and liability method, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements, but have not been reflected in our taxable income. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent we believe that they will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets including, but not limited to, historical cumulative loss experience and expectations of future earnings, tax planning strategies, and the carry-forward periods available for tax reporting purposes. Our judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, our tax provision would increase or decrease in the period in which the assessment is changed.

We recognize a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. We account for uncertain tax positions, including net interest and penalties, as a component of income tax expense or benefit. We make adjustments to these uncertain tax positions in accordance with applicable income tax guidance and based on changes in facts and circumstances. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact to our consolidated financial statements and operating results.

Revenue Recognition

We utilize the guidance of ASC 606, Revenue from Contracts with Customers to identify our customers for purposes of revenue recognition and accounting for consideration payable to customers. We have determined that our market makers are customers as we route our platform users’ trading orders to market makers in an agency capacity, as we do not buy or resell securities from or to platform users or market makers, in return for the market makers’ payments for order flow. In limited circumstances, we charge trading fees to our platform users; and, therefore, we have determined that (i) our platform users who pay us index option fees, large order option fees, futures contract commissions, fixed income execution fees, or subscription fees to our Webull Premium service and (ii) our international platform users who pay trading commissions are considered customers under ASC 606.

We recognize revenue from contracts with customers when we satisfy our performance obligations by transferring the promised services to our customers. A service is transferred to a customer when the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that we determine the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration we expect to receive in exchange for those promised services (i.e., the “Transaction Price”). In the event we have consideration payable to a customer, we account for consideration payable as a reduction to the Transaction Price when (i) the payment is not in exchange for a distinct good or service or (ii) the fair value of the consideration payable to the customer exceeds the fair value of the distinct good or service received from the customer in which case the excess fair value is accounted as a reduction to the Transaction Price. Our revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. Most of our performance obligations are satisfied at a point in time upon the successful execution of a platform user’s trade order.

No significant judgement is required to assess the timing of satisfaction of our performance obligations, the Transaction Price or the amounts allocated to distinct performance obligations. The payment terms with our customers do not give rise to a significant financing component as the period between when we satisfy our performance obligations and when our customers are required to pay is one year or less. Our revenue does not include any variable consideration.

Consideration Payable to Customers

We offer marketing promotions to our platform users that are intended to increase the amount of platform users’ assets on the Company’s platform by incentivizing platform users to deposit more cash or transfer securities from other third-party brokerages into their Webull brokerage account in return for a promotional payment in cash or shares. These promotions are not linked to any historical trading activity and do not require future trading activity on the part of the platform user. Once the platform user completes the specific action, the platform user has then earned the promotional payment and there is no further requirement on the part of the platform user. For our platform users who are not determined to be customers, we account for these promotional payments as marketing and branding expense. However, with respect to our platform users that have been determined to be customers under ASC 606, we have determined that we are not receiving a distinct good or service for these promotional payments; and, accordingly, we account for the consideration payable as a reduction in revenue.

We classified $4.7 million and $0.73 million, of promotional expenses as a reduction to handling charge income for the three months ended June 30, 2025 and 2024, respectively. We classified $7.5 million and $1.8 million, in promotional expenses as a reduction to handling charge income for the six months ended June 30, 2025 and 2024, respectively. We classified $0.4 million of such costs as a reduction to other revenues for the three and six months ended June 30, 2025. We had no such reduction in other revenues during the three and six months ended June 30, 2024.

Share-based compensation

We apply the guidance of ASC Topic 718, Compensation — Stock Compensation (ASC 718) with regard to our share-based awards issued to employees and non-employees. Accordingly, we must review each share-based award to determine the appropriate classification as either an equity or liability award. Our outstanding awards were determined to be equity awards and are classified as such as of June 30, 2025 and December 31, 2024.

ASC 718 requires share-based compensation to be based on fair value. The fair value of our share-based awards is measured at the grant date which is when vesting commences. The grant date fair value is the basis for determining the amount of share-based compensation to recognize from the issuance of a share-based award. We record share-based compensation as an operating expense.

We recognize share-based compensation using the graded vesting method of attribution and account for forfeitures in the period in which the share-based award is forfeited. See Note 10 — Share-Based Compensation within our interim financial statements for further information on our share-based awards and the share-based compensation we recognized for the three and six months ended June 2025 and 2024.

Fair value of our ordinary shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore make estimates of the fair value of our ordinary shares on various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.

Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent valuation specialist. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

●	our operating and financial performance;

●	current business conditions and projections;

●	our stage of development;

●	the prices, rights, preferences and privileges of our convertible redeemable preferred shares to our ordinary shares;

●	the likelihood of achieving a liquidity event for the ordinary shares underlying these share-based awards, such as an initial public offering;

●	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and the market performance of industry peers.

The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

See Note 10 to our interim financial statements financial statements for the fair value and valuation approach of our ordinary shares estimated at different times prior to our initial public offering with the assistance from an independent valuation specialist.

Following the completion of our initial public offering and the listing of our Class A ordinary shares on the Nasdaq, there is an active market for our Class A ordinary shares, so assumptions and estimates will not be necessary to determine the fair value of our Class A ordinary shares.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3 to our interim financial statements.